Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2008 Third Quarter Results
ASML addresses weak market with lower costs and strong product line-up
VELDHOVEN, the Netherlands, October 15, 2008 — ASML Holding NV (ASML) today announces 2008 third quarter results according to US GAAP as follows:
•	Q3 2008 net sales of EUR 696 million versus Q2 2008 net sales of EUR 844 million (Q3 2007 net sales of EUR 934 million).
•	Q3 2008 net income of EUR 73 million or 10.5 percent of net sales versus Q2 2008 net income of EUR 192 million or 22.7 percent of net sales (Q3 2007 net income of EUR 166 million or 17.8 percent of net sales).
•	Q3 2008 net bookings valued at EUR 498 million with 31 systems including 18 new and 13 used systems, leading to an order backlog valued at EUR 1,028 million as of September 28, 2008.
“Sales and profit in the third quarter were in line with our guidance thanks to our leading position in immersion lithography products where market demand has held up despite a weak global economy and credit turmoil,” said Eric Meurice, president and CEO of ASML. “Generating 75 percent of our net sales and 87 percent of our bookings in the quarter, our immersion systems enable customers to aggressively reduce their cost per function in a difficult semiconductor environment. Demand for capacity expansion systems remained weak and as guided we lowered our expenses significantly in response to a softening business environment,” Meurice said.

Operations Update
In Q3 2008, ASML’s net sales of EUR 696 million included 26 new and 11 used systems, totaling net system sales of EUR 591 million, and net service and field options sales of EUR 105 million. Net system sales for Q2 2008 included the shipment of 31 new and 8 used machines, totaling EUR 726 million, and net service and field options sales of EUR 118 million.
The Q3 2008 average selling price for a new system was stable at EUR 21.6 million, compared with the Q2 2008 average selling price for a new system of EUR 21.7 million, reflecting the focus on our most advanced technology. The Q3 2008 average selling price for all ASML systems sold was EUR 16.0 million, compared with the Q2 2008 ASP of EUR 18.6 million, as a result of a larger proportion of used systems.
Q3 2008 net bookings totaled 31 systems valued at EUR 498 million. The orders contained 18 new systems with an average selling price for new systems of EUR 22.1 million and 13 used systems with an average selling price of EUR 7.7 million. We received bookings for 16 immersion systems, four of which for used systems.
ASML’s order backlog as of September 28, 2008 was EUR 1,028 million, totaling 53 systems with an average selling price of EUR 19.4 million. For comparison, ASML’s backlog as of June 29, 2008 was valued at EUR 1,106 million, totaling 59 systems with an average selling price of EUR 18.8 million.
In Q3 2008, ASML generated a net income of EUR 73 million or EUR 0.17 per ordinary share as compared with a net income of EUR 192 million in Q2 2008 or EUR 0.45 per ordinary share including non-recurring tax income of approximately EUR 70 million.
The company’s Q3 2008 gross margin was 38.1 percent, compared with the Q2 2008 gross margin of 40.0 percent, consistent with a lower level of net sales.
Q3 2008 research and development (R&D) costs were EUR 130 million net of credits, stable compared with Q2 2008 R&D costs of EUR 130 million net of credits.

Selling, general and administrative (SG&A) costs were EUR 52 million in Q3 2008, compared with SG&A costs of EUR 56 million in Q2 2008.
Net cash from operations was EUR 21 million in Q3 2008, impacted by push-outs of planned systems into 2009. ASML ended Q3 2008 with EUR 1,313 million in cash and cash equivalents.
Outlook
“The current economic turmoil and the reassessment by some of our customers of their investments and strategic alliances make it difficult for us to guide on short term bookings or give a mid term sales forecast. However, we received orders for 16 immersion systems in the third quarter, which is a testimonial to the strength of our advanced product portfolio. Even during this downturn, continued immersion technology investments remain necessary for technology transitions and we expect to see quarterly sales at levels that should secure a positive operating profit margin. This will be supported by our ability to further adjust costs with our outsourced business flexibility model. ASML’s strong financial position will allow for sustained strategic investments in technology development and production facilities that will be required for success when the industry recovers. Indeed, we will be shipping in H1 2009 our latest TWINSCAN™ XT:1950i immersion system which offers a 25 percent performance improvement compared to our current leading architecture and takes single exposure imaging down to 38 nanometers. In addition to investing in a new double patterning lithography platform to address the 32 nanometer node and beyond, we are making significant investments in Extreme Ultraviolet (EUV) in order to lead the industry into the next generation technology. We just unveiled a production system roadmap that supports cost-effective chip manufacturing to 22 nanometers and beyond, and have orders for five production systems with delivery starting in 2010,” Meurice said.
In view of the wait-and-see attitude of the market, the company expects to ship 26 systems in Q4 2008 with an average selling price of EUR 20.6 million for new systems and an average selling price for all systems of EUR 16.5 million. As previously guided, ASML’s 2008 full year net sales will decline around 20 percent and the company will thereby outperform peers. ASML expects a gross margin in Q4 2008 of approximately 36 percent, R&D expenditures to be at EUR 124 million net of credits and SG&A costs to decrease to EUR 47 million. We have used and will use the flexibility in our organizational model to reduce costs without forced redundancies.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees, serving chip manufacturers in more than 60 locations in 16 countries. For more information, visit our website: www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of income taxes. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of September 28, 2008, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended September 28, 2008 as presented in this press release are unaudited.

Investor and Media Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5856 and the US +1 706 679 0473. To listen to the conference call, access is also available via www.asml.com
A presentation about 2008 third quarter results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.